No Act

P.E. 1/15/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005985

Received SEC
FEB 28 2014
Washington, DC 20549

February 28, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-28-14

William J. Cernius
Latham & Watkins LLP
william.cernius@lw.com

Re: Corrections Corporation of America
Incoming letter dated January 15, 2014

Dear Mr. Cernius:

This is in response to your letter dated January 15, 2014 concerning the shareholder proposal submitted to Corrections Corporation of America by Alex Friedmann. We also have received letters on the proponent's behalf dated February 19, 2014 and February 27, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jonathan M. Burke
Stroock & Stroock & Lavan LLP
jburke@stroock.com

February 28, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Corrections Corporation of America
Incoming letter dated January 15, 2014

The proposal requests that the board adopt and implement provisions specified in the proposal that relate to inmate telephone services contracts at correctional and detention facilities operated by the company, to facilitate communication between prisoners/detainees and their families by reducing inmate telephone services costs.

There appears to be some basis for your view that Corrections Corporation of America may exclude the proposal under rule 14a-8(i)(7), as relating to Corrections Corporation of America's ordinary business operations. In this regard, we note that the proposal relates to decisions relating to supplier relationships. Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Corrections Corporation of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Corrections Corporation of America relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

STROOCK

February 27, 2014

Jonathan M. Burke
Direct Dial: 212-806-5883
jburke@stroock.com

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Supplemental Response to Corrections Corporation of America January 15, 2014 Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal

Ladies and Gentlemen:

On February 19, 2014, we submitted on behalf of Alex Friedmann (the "Proponent") a response (the "Response Letter") to the January 15, 2014 request (the "No-Action Request") by Corrections Corporation of America (the "Company" or "CCA") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") to exclude a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent from inclusion in CCA's proxy materials to be distributed in connection with its 2014 Annual Meeting of Stockholders (the "Proxy Materials").

As discussed in greater detail in the Response Letter, the Proposal seeks to facilitate greater communication between prisoners held at correctional and detention facilities ("Facilities") operated by the Company and their families by reducing Inmate Telephone Services ("ITS") rates at the Company's Facilities. The Proposal's supporting statement notes that prisoners who maintain close relationships with their families and loved ones have reduced recidivism rates, and further notes that the significant social policy issue of high ITS rates was recently addressed in an unprecedented order by the Federal Communications Commission (the "FCC"), which went into effect on February 14, 2014 and reduced interstate ITS rates at correctional facilities nationwide.

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I. Basis for this Supplemental Response

In its No-Action Request, the Company specifically contends that, among other things, the Proposal may be excluded because it would "affect the price and terms of contracts with third-party ITS suppliers and its governmental agency customers." In other words, the Company argues that the Proposal may be excluded under Rule 14a-8(i)(7) because it would affect its supply chain relationships. However, the Staff has previously found that proposals which impact supply chains may not be excluded when they (i) focus on significant social policy issues, (ii) have a close nexus with the company, and (iii) do not micro-manage the company to an unreasonable degree. *See, e.g., AT&T Inc.* (February 7, 2013); *The Gap, Inc.* (March 14, 2012). The purpose of this letter is to provide additional evidence that the Proposal meets all three of these elements.

II. The Proposal May Not Be Excluded On The Ground That It Impacts the Company's Supply Chain

As explained in the Response Letter, "the fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials." Staff Legal Bulletin No. 14A (July 12, 2002). In fact, the Staff has stated that proposals affecting a company's supply chain "would be appropriate for a shareholder vote" when (i) a sufficient nexus exists between the nature of the proposal and the company, (ii) the proposal focuses on "sufficiently significant social policy issues," and (iii) that proposal does not micro-manage the company to an unreasonable degree. *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"); Staff Legal Bulletin 14E (October 27, 2009); *see, e.g., AT&T Inc.* (February 7, 2013). The Proposal, like the examples below, meets all three of these elements and thus should not be excluded from the Company's Proxy Materials.

The proposal in *AT&T Inc.* requested "a report on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling batteries in the company's supply chain." *AT&T Inc.* (February 7, 2013). Upon review, the Staff did not concur with AT&T's position that it may exclude the proposal under Rule 14a-8(i)(7) because, even though it impacted the company's supply chain, the proposal focused "primarily on the environmental and public health impacts of AT&T's operations" and did not "seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

Fossil, Inc. (March 5, 2012) is another example where a significant environmental issue presented overriding policy concerns that saved a supply chain-related proposal from the ordinary business exclusion under Rule 14a-8(i)(7). In *Fossil, Inc.*, the proposal requested a report describing the company's supply chain standards related to environmental impacts. The company was reported to have a growing segment of leather goods, and the proposal noted that producing leather goods is a water-intensive process that involves the discharge of toxic pollution. The company asserted that its supply chain standards and relationships require business judgments "fundamental to management's ability to control the day-to-day operations of the Company." Further, the company asserted that the proposal involved a broad spectrum of supply chain issues outside the scope of shareholder expertise. However, because the proposal focused primarily on "environmental impacts of the company's operations and [did] not seek to micromanage the company to such a degree that the exclusion of the proposal would be appropriate," the Staff found it was not excludable under Rule 14a-8(i)(7).

In addition, the proposal in *The Gap, Inc.* requested that the company end trade partnerships with Sri Lanka, until the government of Sri Lanka ceased human rights violations. *The Gap, Inc.* (March 14, 2012). Again, the Staff did not concur with the company's view that it may exclude the proposal under Rule 14a-8(i)(7) because it (i) had a close nexus with the company, (ii) focused on significant human rights issues, and (iii) did not seek to micromanage the company to an unreasonable degree, even though it impacted the company's supply chain and third-party contracts. *See id.*

The Proposal and the shareholder proposals considered in *AT&T Inc.*, *Fossil, Inc.* and *The Gap, Inc.* have one thing in common: significant social policy issues that transcend the general exclusion related to a company's ordinary business operations.

Many similarities are clear between the aforementioned examples and the Proposal, particularly with respect to the three elements identified by the Staff as necessary to avoid exclusion under Rule 14a-8(i)(7). First, the nature of the Proposal has a clear nexus with the Company. The Company operates 69 correctional and detention facilities and contracts with ITS providers to supply phone services for prisoners at all of its Facilities. Quite directly, the Proposal seeks to reduce the ITS rates at the Facilities and thus has a clear nexus with the Company.

Second, the Proposal focuses on a social policy issue as significant as those in *The Gap, Inc.* (human rights abuses), *Fossil, Inc.* and *AT&T Inc.* (environmental concerns). Generally, the Staff looks to the public debate to determine the significance of new social policy issues. *See, e.g., Tyson Food, Inc.* (December 15, 2009). Indeed, in *Tyson Foods, Inc.*, the Staff reversed its position on a shareholder proposal – ultimately disagreeing with the company's view – due to the "*widespread public debate* concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues." *Id.* (emphasis added); *see also AT&T Inc.* (February 7, 2013). Certainly, recidivism rates – i.e., released prisoners committing additional crimes and returning to prison – constitute an issue that directly impacts the public's health and safety.

The public debate described in the Response Letter and the Proposal's supporting statement demonstrate the social policy significance of excessive ITS rates, but the evidence does not end there. The fact that another federal agency – the Federal Communications Commission – has taken action on the exact issue of high ITS rates is indicative of their impact on members of the public.

As stated by FCC Commissioner Mignon Cylburn, "Studies have shown that having meaningful contact beyond prison walls can make a real difference in maintaining community ties, promoting rehabilitation, and reducing recidivism. Making these calls more affordable can facilitate all of these objectives and more." Further, as acknowledged by the largest ITS provider in the nation, Global Tel*Link: "Studies and reports continue to support that recidivism can be significantly reduced by regular connection and communications between inmates, families and friends – [a] 13% reduction in felony reconviction and a 25% reduction in technical violations."

Practices that "facilitate and strengthen family connections during incarceration" can "reduce the strain of parental separation, reduce recidivism rates, and increase the likelihood of successful re-entry" of prisoners, according to a 2005 report by the Re-Entry Policy Council. As many prisoners are housed at facilities located far from their families (e.g., federal prisoners may be held at any federal prison in the United States), phone calls are the primary means of communication for prisoners and their family members and children. Indeed, the Federal Bureau of Prisons notes in its policy on prison phone services that "[t]elephone privileges are a supplemental means of maintaining community and family ties that will contribute to an inmate's personal development ... [and are] a valuable tool in the overall correctional process."

Additionally, as stated in the Response Letter, eight states have banned ITS Commissions through legislation or executive action, indicating that the issue of high prison phone rates is one of national significance. And while Google does not provide definitive proof as to whether an issue is one that constitutes a significant social policy issue, it is worth mentioning that a Google search for the terms "prison," "phone" and "rates" yields approximately 54,000,000 results. This demonstrates widespread reporting and public debate on this issue.

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Thus, the significant social policy implications of the Proposal and widespread public debate around high ITS rates meet the second element that the Staff looks to.

Third, although the Proposal relates to the Company's supply chain, it does not micromanage the Company to an unreasonable degree and exclusion of the Proposal would therefore not be appropriate. As the comparable proposals in the examples above and Section II, Part 3 of the Response Letter demonstrate, the Company would be required by the proposal only to not accept Commissions and to give the "greatest consideration" to the overall lowest ITS charges *among other factors that it considers* when entering into ITS contracts. The Proposal does not preclude the Company from entering into ITS contracts, nor does it dictate which ITS providers the Company must contract with. In fact, the Company *can still enter into ITS contracts with its existing ITS suppliers*, so long as the terms of the Proposal are met. Therefore, it cannot be said to micromanage the Company to an unreasonable degree.

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III. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible arguments the Proponent may have, we respectfully submit that the Company has failed to meet its burden of persuasion under Rule 14a-8(i)(7) that it may omit the Proponent's Proposal from its Proxy Materials. We also reiterate the other arguments made in the Response Letter under Rules 14a-8(i)(7) and 14a-8(c).

If the Staff disagrees with our analysis, and if additional information is necessary in support of any of the Proponent's positions, I would appreciate an opportunity to speak with the Staff by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (212) 806-5883 or by email at: jburke@stroock.com or Jeffrey Lowenthal in this office at (212) 806-5509 or by email at: jlowenthal@stroock.com if we can be of any further assistance in this matter.

Respectfully yours,

Jonathan Burke

cc: Steve Groom, Esq.
Scott Craddock, Esq.
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

William J. Cernius, Esq.
Daniel E. Rees, Esq.
Latham & Watkins
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626-1925

Alex Friedmann
5331 Mt. View Road #130
Antioch, TN 37013

STROOCK

February 19, 2014

Jonathan M. Burke
Direct Dial: 212-806-5883
jburke@stroock.com

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America, January 15, 2014 Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Alex Friedmann (the "Proponent") in response to the January 15, 2014 request by Corrections Corporation of America (the "Company" or "CCA") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") seeking Staff concurrence with CCA's view that it may properly exclude a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent from inclusion in CCA's proxy materials to be distributed in connection with its 2014 Annual Meeting of Stockholders (the "Proxy Materials").

We respectfully request that the Staff not concur with CCA's view that it may exclude the Proposal from its Proxy Materials, as the Company has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal. A copy of this letter has also been sent to CCA. In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter to the Staff via electronic mail at shareholderproposals@sec.gov in addition to mailing paper copies.

By its letter dated January 15, 2014 (the "No-Action Request"), CCA requested that the Staff concur in its view that it may exclude the Proposal from its Proxy Materials on two grounds. First, the Company seeks concurrence in its view that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it "relates to the Company's ordinary business operations." Second, the Company seeks concurrence in its view that it may exclude the Proposal pursuant to Rule 14a-8(c) because it contains multiple proposals.

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For the reasons set forth below, we submit that CCA has failed to meet its burden of persuasion under Rules 14a-8(i)(7) and 14a-8(c) and thus the Staff should not concur with the Company's view that it may exclude the Proposal from inclusion in its Proxy Materials.

I. The Proposal

On November 26, 2013, Mr. Friedmann, a beneficial holder of no less than 191 shares of CCA's common stock, submitted a shareholder proposal ("Original Proposal") to the Company pursuant to Rule 14a-8, seeking to facilitate greater communication between prisoners held at correctional and detention facilities ("Facilities") operated by the Company and their families by reducing Inmate Telephone Services ("ITS") rates at the Company's Facilities. After receiving a letter on December 9, 2013 from CCA alleging procedural deficiencies in the Original Proposal, the Proponent revised the Original Proposal and resubmitted the Proposal. As revised, the Proposal would require the Company to reduce the cost of ITS rates at its Facilities. The Proposal reads as follows:

> **RESOLVED**: That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions related to ITS contracts at correctional and detention facilities ("Facilities") operated by the Company, to facilitate communication between prisoners/detainees and their families by reducing ITS costs:
>
> 1. That with respect to the Company's ITS contracts, the Company shall not accept Commissions; rather, when evaluating and entering into ITS contracts, the Company shall give the greatest consideration to the overall lowest ITS charges among the factors that it considers. When evaluating "overall lowest ITS charges," the Company shall give the greatest consideration to the overall lowest ITS connection fees or surcharges, per-minute rates and account-related fees.
>
> 2. For purposes of implementing this resolution, within 90 days after the 2014 annual shareholder meeting, the Company shall evaluate its existing ITS contracts for compliance with the above provision, and to the extent any such contracts are not in compliance, and without breaching the terms of existing contractual obligations, the Company shall take any necessary lawful actions to implement the above provision for all non-compliant contracts within 90 days after the 90-day

evaluation period.

The Proposal's supporting statement highlights the significant social policy issues raised by high ITS rates and the important public policy goal of reducing ITS rates to facilitate more frequent communication between prisoners and their families. The supporting statement notes that prisoners who maintain close relationships with their families and loved ones have reduced recidivism rates, and further notes that the significant social policy issue of high ITS rates was recently addressed in an order issued by the Federal Communications Commission (the "FCC"). The supporting statement also provides information on ITS rates at detention facilities, and highlights, as an example, the ITS rates and Commissions at one of the Company's Facilities.

II. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(7) Because High Prison Phone Rates Is Not an Ordinary Business Matter and Because the Proposal Raises Significant Social Policy Issues That Transcend Day-to-Day Business Matters

The Company argues that the Proposal relates to its ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). Specifically, the Company contends that the Proposal may be excluded because (1) it would "affect the price and terms of contracts with third-party ITS suppliers and its governmental agency customers," (2) the "fact that a proposal may touch upon a matter with public policy implications does not remove it from the realm of ordinary business matters" and (3) it "seeks to dictate the Company's choice of processes in providing telephone services."

The Staff, however, has stated that "the fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials." Staff Legal Bulletin No. 14A (July 12, 2002). Indeed, the Staff has a longstanding history of refusing to permit a company to exclude shareholder proposals under Rule 14a-8(i)(7) when a sufficient nexus exists between the nature of the proposal and the company and when the proposals focus on "sufficiently significant social policy issues . . . because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"); Staff Legal Bulletin 14E (October 27, 2009); *see, e.g.*, *Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse); *Chevron Corp.* (March 28, 2011) (proposal to amend the bylaws to establish a board committee on human rights); *PPG Industries, Inc.* (Jan. 15, 2010) (proposal requesting a report from the company disclosing the environmental impacts of

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the company's activities in the communities in which it operates); *Halliburton Co.* (March 9, 2009) (proposal requesting that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); and *Bank of America Corp.* (Feb. 29, 2008) (proposal calling for a board committee to review company policies for human rights).

Because the Proposal does not impede management's control over ordinary business matters and because the Proposal raises a significant social policy issue that transcends day-to-day business matters, it is within the appropriate scope for a shareholder vote. Thus, the Staff should not concur with the Company's request to exclude the Proposal.

1. *The Proposal Should Not Be Excluded Because ITS Rates Do Not Relate to an Ordinary Business Matter*

The Company initially but unpersuasively argues that the Proposal should be excluded because it relates to prices for products and/or services, which are part of the Company's ordinary business operations. The SEC has explained that "the ordinary business exclusion rests on two central considerations." 1998 Release. The first consideration concerns the subject matter of the proposal, as "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* While the Company makes generalized claims about how its need to enter into contracts is a fundamental part of its business, the Proposal does not preclude the Company from entering into contracts, nor does it probe "too deeply into matters of a complex nature." The narrow and simple issue that the Proposal addresses is the reduction of ITS rates at the Company's Facilities – and the Company fails to show how *ITS rates*, specifically, are so fundamental to management's ability to run the Company on a day-to-day basis or are so complex that the Proposal should be excluded.

More specifically, the Company's argument regarding the setting of prices for products or services fails for two reasons. First, the Proposal does not, in fact, require the Company to set specific prices – or even the lowest prices – for prison phone services provided at its Facilities. The Proposal only states that "when evaluating and entering into ITS contracts, the Company shall give the greatest consideration to the overall lowest ITS charges *among the factors that it considers.*" (emphasis added). Second, as the Company itself notes, it does not provide ITS services; rather, it contracts with third-

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party companies which provide such services, and the Company provides no authority for its contention that a proposal may not relate to services provided by a company's third-party contractors.

The Company cites *Ford Motor Co.* (Jan. 31, 2011) (proposal requesting that the company provide a spare tire to stockholders at a discount) and *Walt Disney Company* (Nov. 15, 2005) (proposal requesting discounted products and services for stockholders) as examples of proposals that interfered with a company's ordinary business matters. In those instances, however, the company directly provided the product or service at issue, so they could fairly be described to involve ordinary business matters. That is not the case here, and in fact, the Company itself acknowledges that this "Proposal does not *directly* seek to set the price of the Company's correctional and detention services" (emphasis in original). Instead, the Company relies on the tenuous connection that this Proposal "would affect the price and terms of contracts with third-party ITS suppliers and its governmental agency customers." A shareholder proposal having an effect on contracts is not the same as a shareholder proposal dictating a company's own prices for goods and services, as the Company contends.

The Company further cites to *Western Union Co.* (Mar. 7, 2007) (proposal requesting that the board review the effect of the company's remittance practices, including a review of the company's fees) and *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (proposal asking the board to report on the risks associated with rent increases). The Company, however, does not contend that ITS pricing is even remotely as fundamental to running its own business as remittance fees are to Western Union Co., a money transfer company, and rent pricing policies are to Equity LifeStyle Properties, Inc., an operator of manufactured home communities. The Proposal does not impact tasks that are essential to the day-to-day operations at the Company nor does it seek to micro-manage the Company. Rather, the plain language of the Proposal simply requires the Company to not accept Commissions and to give the "greatest consideration" to the overall lowest ITS charges *among other factors that it may consider* – which is not equivalent to "setting prices." The Proposal's subject matter is thus appropriate for a shareholder vote.

2. *The Nature of the Company's Business Does Not Vitiate the Significant Social Policy Exception Under Rule 14a-8(i)(7)*

The Company inappropriately relies on the fact that because it provides "privatized correctional and detention facilities, many routine aspects of the Company's day-to-day business may touch on public policy concerns" in order to weaken the significant social policy exception to Rule 14a-8(i)(7). Regardless, that exception stands strong. The

Proposal relates to the significant social policy issue of high ITS rates and the impact such rates have on prisoners held in the Company's Facilities, prisoners' family members and our communities.

As mentioned above, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Release. When evaluating the significance of a social policy issue, the Staff considers both the supporting statement and the proposal and looks to public debate on the issue. *See* Staff Legal Bulletin No. *14C* (June 28, 2005); Staff Legal Bulletin 14E (October 27, 2009); *see, e.g., Bank of America Corporation* (March 11, 2013) (proposal requesting that the board conduct and report on an independent review of the company's internal controls to ensure that its practices do not violate fair housing and fair lending laws); and *Verizon Communications, Inc.* (February 13, 2012) (proposal requesting that Verizon publicly commit to operating with network neutrality principles).

Research studies have consistently shown that increased contact between prisoners and their families results in better post-release outcomes for prisoners and lower recidivism rates.[1] As stated by the nation's largest prison phone service provider, Global Tel*Link: "Studies and reports continue to support that recidivism can be significantly reduced by regular connection and communications between inmates, families and friends – [a] 13% reduction in felony reconviction and a 25% reduction in technical violations."[2]

Inarguably, the reduction of recidivism rates – and thus less crime and victimization in our communities – is a significant social policy issue that directly impacts the public's health and safety. Excessively high ITS rates, which create financial barriers to communication between prisoners and their family members, have resulted in a recent unprecedented order from the FCC;[3] support from members of Congress; a national campaign to reduce ITS rates;[4] and thousands of public comments entered on the FCC's

---

[1] See, e.g:, http://www.ncsl.org/documents/cyf/childrenofincarceratedparents.pdf and https://www.ncjrs.gov/App/publications/abstract.aspx?ID=132308
[2] Petitioners' Opposition to Petition for Stay of Report and Order Pending Appeal, WC Docket No. 12-375, Exhibit D, page 6 (October 29, 2013)
[3] http://www.gpo.gov/fdsys/pkg/FR-2013-11-13/pdf/2013-26378.pdf
[4] www.phonejustice.org

docket related to this issue,[5] as well as extensive media coverage and advocacy by dozens of organizations nationwide, including those involved in civil and human rights.[6]

The FCC has considered action to reduce excessively high ITS rates for the past decade pursuant to a petition for rulemaking filed in 2003. Notably, that petition (known as the Wright Petition) stemmed from a lawsuit filed against the Company related to the high cost of prison phone calls at the Company's Facilities. *See Wright, et al. v. Corrections Corp. et. A l.*, Case No. 1:00-cv-00293-GK (D.D.C. filed Feb. 16, 2000). The FCC held a workshop at its Washington, DC headquarters in July 2013 on prison phone-related issues, including the high cost of prison phone calls. U.S. Rep. Bobby Rush and District of Columbia Delegate Eleanor Holmes Norton spoke at the workshop in favor of reducing ITS rates.[7]

Previously, Rep. Rush and U.S. Representatives Henry Waxman and Keith Ellison had submitted letters to the FCC in support of regulation of prison phone rates.[8] A number of organizations, including the National Association for the Advancement of Colored People[9] and American Bar Association,[10] have passed resolutions calling for lower ITS rates.

Over 40,000 people submitted comments to the FCC's docket, either individually or as part of petitions, concerning the FCC's regulation of prison phone rates.[11] On August 9, 2013 the FCC voted to impose rate caps on interstate (i.e., long distance) prison phone calls, and to implement other reforms related to the prison phone industry. The FCC's final order was released in September 2013 and published in the Federal Register on November 13, 2013. Some provisions of the FCC's order went into effect on February

[5] http://www.prisonpolicy.org/phones/Dec2013petition.pdf
[6] http://nationinside.org/campaign/prison-phone-justice/who-we-are/
[7] http://www.fcc.gov/events/workshop-reforming-inmate-calling-services-rates
[8] http://democrats.energycommerce.house.gov/index.php?q=news/reps-waxman-and-rush-urge-fcc-action-on-exorbitant-phone-service-rates-for-prisoners-and-their-
[9] http://nationinside.org/campaign/prison-phone-justice/posts/naacp-passes-resolution-on-prison-phone-rates/
[10] http://www.americanbar.org/content/dam/aba/migrated/poladv/letters/crimlaw/2009jan15_fcc_l.authcheckdam.pdf
[11] http://colorlines.com/archives/2012/11/40000_petitions_land_on_fccs_doorstep_to_lower_prison_phone_rates.html

11, 2014, although the order does not apply to intrastate (i.e., in-state or local) calls – which constitute an estimated 85% of ITS calls.[12]

In conjunction with the FCC's examination of and action on this issue, the Campaign for Prison Phone Justice (the "Campaign") has coordinated activism and advocacy around this issue on a national level. The Campaign is comprised of 55 organizations (including the Southern Center for Human Rights, the Ella Baker Center for Human Rights, Color of Change, National Organization for Women and the Center for Constitutional Rights), plus thousands of individual members nationwide.[13]

High ITS rates were the subject of a panel presentation at the National Conference for Media Reform in April 2013,[14] and the impact such rates have on prisoners, their families and our communities has been extensively covered by the news media, including, since 2012 alone, by *The New York Times* (including two editorials),[15] *Politico*, *The Hill*, *American Prospect*, *Huffington Post*, TIME, *Associated Press*, *CNN*, *Wall Street Journal*, *The Guardian* (UK), *The Atlantic*, *Bloomberg Businessweek*, *Washington Post* and *The Nation*, among many others.

ITS rates have also been the subject of various reports and studies, including "Deposit all of Your Money: Kickbacks, Rates and Hidden Fees in the Jail Phone Industry," Prison Policy Initiative (May 2013);[16] "The Price to Call Home: State-Sanctioned Monopolization in the Prison Phone Industry," Prison Policy Initiative (Sept. 2012);[17] "Nationwide Survey Examines Prison Phone Contracts, Kickbacks," *Prison Legal News* (Apr. 2011);[18] and "Ex-Communication: Competition and Collusion in the U.S. Prison Telephone Industry," by Prof. Steven J. Jackson, *Critical Studies in Media Communication* (Vol. 22, No. 4, Oct. 2005, pp. 263-280).[19]

[12] http://www.gpo.gov/fdsys/pkg/FR-2013-11-13/pdf/2013-26378.pdf
[13] http://nationinside.org/campaign/prison-phone-justice/who-we-are/
[14] http://conference.freepress.net/session/call-me-come-back-home-fighting-cost-prison-calls-part-1
[15] http://www.nytimes.com/2014/01/07/opinion/unfair-phone-charges-for-inmates.html?_r=0 and http://www.nytimes.com/2012/11/28/opinion/a-needless-charge-for-prison-families.html
[16] http://www.prisonpolicy.org/phones/please_deposit.pdf
[17] http://www.prisonpolicy.org/phones/price_to_call_home.pdf
[18] http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20april%202011%20prison%20phone%20cover%20story%20revised.pdf
[19] http://sjackson.infosci.cornell.edu/Jackson_CompetitionandCollusioninPrisonPhoneIndustry%28CSMC2005%29.pdf

Eight state Departments of Corrections have banned Commissions, resulting in lower prison phone rates. Those states include California, New York, Michigan, New Mexico, South Carolina, Nebraska, Missouri and Rhode Island.[20]

The fact that the FCC took action on this issue by ordering caps on the high cost of interstate ITS rates, as well as the extensive and long-standing activism and advocacy on this issue by members of the public, the coverage of this issue by the news media, widespread public debate and the decision by eight states to ban Commissions, demonstrates that high ITS rates constitute a significant social policy issue. This is particularly true considering that every prison and jail in the United States provides phone services to prisoners in some manner, affecting over 2.3 million people in prisons and jails nationwide as well as family, friends, counsel and others with whom those 2.3 million prisoners communicate by phone.

Additionally, the Staff has previously stated, "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." *See* Staff Legal Bulletin No. 14C, June 28, 2005.

In requiring the Company to reduce ITS rates at its Facilities, the Proposal seeks to minimize the Company's operations (the provision of ITS services with high phone rates) that adversely affect public health and safety. As discussed above, lowering ITS rates will result in increased communication between prisoners and their families, and therefore better post-release outcomes and less recidivism among released prisoners.

This is clearly expressed in the Proposal's supporting statement and language:

> Studies indicate that prisoners who maintain close connections with their families have a lesser chance of reoffending after release, thereby reducing recidivism. However, high ITS rates impose a financial burden that impedes such connections. Lower ITS rates would facilitate more communication between prisoners and their families and children (an estimated 2.7 million children have an incarcerated parent). [footnotes omitted]

and

[20] http://prisonphonejustice.org/

> Resolved: That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions related to ITS contracts at correctional and detention facilities ("Facilities") operated by the Company, ***to facilitate communication between prisoners/detainees and their families by reducing ITS costs.*** (emphasis added).

The Company claims that the social policy exclusion should not apply here because "many routine aspects of the Company's day-to-day business may touch on public policy concerns" and "the fact that a proposal may touch upon a matter with public policy implications does not remove it from the realm of ordinary business matters." However, the Company improperly draws support from *Marriott International, Inc.* (March 17, 2010) (requiring the installation of low-flow showerheads at several test properties, along with mechanical switches that would allow guests to control the level of water flow) and *JPMorgan Chase & Co.* (March 12, 2010) (a policy barring future financing of companies engaged in mountain-top coal mining). The proposals in those no-action letters were not excluded because they lacked a significant social policy concern, but rather because they sought to micro-manage the company to an unreasonable degree. The Proposal does not micro-manage the Company, as discussed in detail in the following section, and therefore the no-action letters cited by the Company do not support its position.

The Company should not be permitted to hide behind the cloak of the ordinary business matter exclusion given that the Proposal raises significant social policy issues concerning the considerable adverse impacts of high prison phone rates on prisoners, their families and our communities. Such a result would be in accord with the Staff's position that significant social policy concerns can include possible adverse social or other impacts of a company's actions even though company business operations are also implicated. *See, e.g., The Gap, Inc.* (March 14, 2012) (Staff, in declining to issue no-action advice under Rule 14a-8(i)(7) as to proposal for an end to trade partnerships with Sri Lanka unless its government ceased human rights violations, stated that "the proposal focuses on the significant social policy issue of human rights" and did not seek to micro-manage the company).

The Proposal, its supporting statement and extensive public debate demonstrate that excessively high ITS rates constitute a significant social policy issue that is appropriate for a stockholder vote. The fact that some of the Company's operations touch on public policy concerns does not diminish or detract from the Staff's position that a Proposal is not excludable when it focuses on a significant social policy issue, such as this one.

Thus, the Proposal's focus transcends the day-to-day management concerns of the Company and should not be excluded.

3. *The Proposal Does Not Micro-Manage the Company*

The Company also argues that the Proposal may be excluded under Rule 14a-8(i)(7) because it seeks to dictate the Company's choice of processes in providing ITS services. In other words, the Company claims that the Proposal seeks to "micro-manage" its business operations. In actuality, the Proposal is primarily committed to a significant social policy issue and provides flexibility in how the Company can implement its terms.

The second consideration of the ordinary business exclusion "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Although this second consideration should give way to the Proposal's significant social policy subject matter, the terms of the Proposal are still squarely within the bounds of issues about which shareholders are in a position to make an informed judgment, and do not dictate the Company's choice of processes in providing ITS services.

First, the Company does not itself provide ITS services and, therefore, the Proposal could not directly micro-manage the Company's provision of ITS services. As the Company states in its No-Action Request, it "operates 69 correctional and detention facilities, including 53 facilities that it owns or controls, with a total design capacity of approximately 90,000 beds in 19 states and the District of Columbia." Bearing this in mind, the changes the Proposal would make to the Company's ITS contracting procedures, which constitute only a small part of the Company's operations, is not comparable to a proposal dictating the terms of a Company's financing arrangements, such as in *Irvine Sensors Corp.* (Jan. 2, 2001) and *Vishay Intertechnology, Inc.* (Mar. 28, 2008), the examples that the Company relies on, or choices of process and technologies used in the preparation of a company's products or services, such as in *CSX Corp.* (Jan. 24, 2011) and *WPS Resources Corp.* (Feb. 16, 2001). Rather, the Proposal relates only to reducing the cost of ITS services at the Company's Facilities without specifying what processes or technologies the Company must use to implement the terms of the Proposal.

Second, the Company has a high degree of flexibility with respect to the timing and process of implementation of the Proposal. The Company would have 90 days in which to evaluate its existing ITS contracts, then another 90 days to implement the terms of the Proposal *only* as to those contracts that are not in compliance. It may terminate existing contracts not in compliance with the Proposal and rebid them; it may negotiate with its ITS providers; it may seek to amend or modify its existing ITS contracts; or it may take any other lawful actions to implement the provisions set forth in the Proposal. Thus, the Company may choose how it accomplishes implementation of the terms of the Proposal, and the Proposal does not dictate which processes the Company must use to do so.

Indeed, the Proposal does not require the Company to contract with any particular phone service provider, nor does it impose any requirements as to the Company's ITS contracts other than provisions related to Commissions and the cost of prison phone charges. For example, the Proposal does not require the Company to take any action as to its ITS contracts with respect to the length of the contracts, surety bonds, insurance, accounting, indemnification, default, notice, vendor status, liabilities, assignment, warranties, etc.

The plain language of the Proposal only requires the Company to not accept Commissions and to give the "greatest consideration" to the overall lowest ITS charges *among other factors that it may consider*. Therefore, it cannot be said to dictate the Company's choice of processes in providing telephone services.

Based on the foregoing, the Proponent submits that the Staff should not concur with the Company's view that it may exclude the Proposal under Rule 14a-8(i)(7).

III. The Company May Not Exclude the Proposal Under Rule 14a-8(c) Because the Proponent Submitted Only One Proposal

The Company continues to erroneously claim that the Proposal constitutes multiple proposals because it includes multiple components that are related to a single unified concept. The Staff has previously held that a single proposal made up of multiple components does not constitute more than one proposal if the components "are closely related and essential to a single well-defined unifying concept." SEC Release No. 34-12999 (November 22, 1976). *See also United Parcel Service, Inc.* (February 20, 2007).

The Company attempts to identify two issues in the Proposal to cloud the unifying concept. First, the Company argues that the dual requirements that it (i) not accept Commissions from ITS providers and (ii) place the greatest weight on "overall lowest ITS charges" when evaluating ITS contracts are separate and mutually exclusive proposals. Second, the Company argues that the Proposal should be excluded because it applies to both existing and future ITS contracts. While it is clear that the Proposal includes several components, those components are directly related and each of those components is essential to achieve the Proposal's single unifying concept: reducing the cost of ITS rates at the Facilities. Thus, the Company fails to meet its burden of showing that the Proposal may be excluded under Rule 14a-8(c).

1. *The Components of the Proposal are Closely Related to a Single Well-Defined Unifying Concept*

The Company contends that the Proposal's requirements that the Company not accept Commissions from ITS providers and that it place the greatest weight on "overall lowest ITS charges" when evaluating ITS contracts are two separate and distinct proposals. However, the Staff has stated that a proposal may have multiple components if they "are closely related and essential to a single well-defined unifying concept." SEC Release No. 34-12999 (November 22, 1976).

The Staff addressed this issue in *Yahoo! Inc.* (April 5, 2011), where the proponent in that proceeding included multiple components in a proposal that had a single unifying concept – guiding the company's business practices with respect to human rights abuses. The *Yahoo! Inc.* proposal stated:

> No information technology products or technologies will be sold, and no assistance will be provided to authorities in China and other repressive countries that could contribute to human rights abuses. No user information will be provided, and no technological assistance will be made available, that would place individuals at risk of persecution based on their access or use of the Internet or electronic communications for free speech and free association purposes. Yahoo will support the efforts to assist users to have access to encryption and other protective technologies and approaches, so that their access and use of the Internet will not be restricted by the Chinese and other repressive authorities. Yahoo will review, report to shareholders and improve all policies and actions (including supervising the abused Yahoo Human Rights Fund) that might affect human rights observance in countries where it does business.

The company argued that the proposal included two distinct components that did not relate to a "single, unifying concept." Specifically, that (1) the proposal sought to adopt principles to guide the company's business in China and other repressive countries; and (2) it required the company to review, report to shareholders and improve all policies and actions that might affect human rights observance in countries where it does business. In spite of these separate components, the Staff did not concur in the company's view that the proponent had submitted multiple proposals under Rule 14a-8(c), as the components related to a single unifying concept related to adopting human rights principles.

Likewise, the proposal in *Goldman Sachs* (March 2, 2011), which had a single unifying concept related to a report on senior executive compensation, suggested that three aspects of such compensation be reported on: (1) whether executive pay is excessive, (2) whether executive pay is enhanced by discretionary actions that may be taken by executives and (3) the impact on executive pay of fluctuations in the company's revenues. The Staff did not concur in the company's view that the proponent had submitted multiple proposals under Rule 14a-8(c), as the components related to a single unifying concept concerning executive compensation.

In this case, the Company argues that the Proposal should be excluded because it requires that the Company (1) not accept Commissions and (2) place the greatest consideration on "overall lowest ITS charges" when evaluating and entering into prison phone contracts. In so arguing, the Company implies that both of the components are somehow incompatible or mutually exclusive, when by the Proposal's plain language they are not. Like the unifying concept in *Yahoo! Inc.* and *Goldman Sachs*, the concept presented in the Proposal is clear: reducing the cost of ITS rates at the Company's Facilities. Both components of the Proposal are interdependent and closely related to this single goal.

With respect to requiring that the Company not accept Commissions, as noted in the Proposal's supporting statement, "ITS rates are typically much higher than non-ITS phone rates, partly due to commissions paid by ITS providers to corrections agencies or operators based on a percentage of ITS revenue, a flat fee, per-prisoner charge or other basis." In fact, the FCC has stated that "under most [ITS] contracts, the commission is the single largest component affecting the rates for inmate calling service."[21] Additionally, research has found that when correctional facilities enter into ITS contracts, they tend to do so based on the highest commission offered to them by the ITS provider rather than the lowest calling rates.[22] Thus, in order to accomplish the Proposal's single unifying concept of reducing ITS rates at the Company's Facilities to

---

[21] FCC, Notice of Proposed Rulemaking in WC Docket No. 12-375

[22] "Nationwide PLN Survey Examines Prison Phone Contracts, Kickbacks," *Prison Legal News*, April 2011, pp.3-4. Available at: http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20april%202011%20prison%20phone%20cover%20story%20revised.pdf

facilitate communication by and with inmates, it is essential to include the component that requires the Company to forgo Commissions – as eight state Departments of Corrections have already done, demonstrably lowering ITS rates in those states.[23]

Prohibiting Commissions, however, is only one part of the single unifying concept that the Proposal advances. The Proposal also asks the Company to "give the greatest consideration to the overall lowest ITS charges" among the factors it considers when evaluating and entering into prison phone contracts. Without this second component of the Proposal, even absent Commissions, the Company could *still contract with an ITS provider that charges excessively high ITS rates*. Both components are therefore interdependent, closely related and essential to the Proposal's single unifying concept of reducing ITS rates at the Company's Facilities. Thus the Proponent has submitted only one Proposal, not multiple proposals as the Company incorrectly alleges.

The no-action letters cited by the Company to the contrary are inapposite. *Parker-Hannifin Corp.* (Sept. 4, 2009), for example, related to a proposal with separate and distinct elements – i.e., stockholder votes to approve executive compensation and a *separate* forum to discuss executive compensation policies and practices – and thus was properly excluded. The Staff reached a similar conclusion in *Centra Software, Inc.* (Mar. 31, 2003), in which the proposal requested *two different amendments* to the company's bylaws. Again, because that proposal contained separate and distinct components, it was properly excluded. The other no-action letters cited by the Company, *General Motors Corp.* (Apr. 9, 2007) and *PG&E Corp.* (Mar. 11, 2010) also involved proposals with separate and distinct components that did not closely relate to a single unifying concept. The proposal in *General Motors Corp.* requested many transactions to gain shareholder approval for the general restructuring of the company, and thus was properly excluded. Likewise, the proposal in *PG&E Corp.* was excluded because it not only requested that the company mitigate all risks identified in a study but also that it defer all license renewals. Such is not the case here. The Proposal's components are so closely related to each other and to the issue of reducing ITS rates that they cannot be said to be separate and distinct elements or separate proposals.

As discussed above, each component of the Proposal works in tandem with the other, and is closely related to the Proposal's single unifying concept of reducing the cost of ITS rates at the Company's Facilities. Additionally, as stated by the Company in its No-

---

23 "Nationwide PLN Survey Examines Prison Phone Contracts, Kickbacks," *Prison Legal News*, April 2011, pp.9-11. Available at: http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20april%202011%20prison%20phone%20cover%20story%20revised.pdf

Action Request, the Company notified the Proponent that it alleged his Original Proposal constituted more than one proposal, and the Proponent already submitted a revised Proposal to address the Company's purported concerns. The Company's continued arguments to the contrary are without merit and the Staff should not concur with the Company's view that the Proposal may be omitted under Rule 14a-8(c).

2. *The Company Misconstrues the Language of the Proposal to Argue That It Contains Multiple Proposals*

In attempting to parse the Proposal, the Company misstates its language. The Company first states that Paragraph #1 of the Proposal "requests that the Board ***revise the Company's future contracting practices*** so as not to accept commissions on future ITS contracts <u>and</u> to give the greatest consideration to the 'overall lowest ITS charges' when evaluating future ITS contracts." (emphasis in original). Second, the Company claims that "Paragraph #2 of the Proposal then requests that the Board ***review currently existing ITS contracts*** <u>and</u> implement changes discussed in Paragraph #1 to existing contracts within 180 days after the Company's 2014 annual shareholder meeting." (emphasis in original).

The word "future," however, does not appear anywhere in the Proposal. Rather, the terms of the Proposal apply to *all* of the Company's ITS contracts. The provisions set forth in Paragraph #1 of the Proposal apply to both the Company's future and existing contracts, as implemented according to Paragraph #2. In fact, if either of those components were omitted, the Proposal would be unable to accomplish its single unifying concept and goal.

As is clear, all of the components of the Proposal are closely related to a single unifying concept and each component is essential to fulfill that concept: reducing the cost of ITS rates at the Company's Facilities. Paragraph #1 sets forth the method for accomplishing the Proposal's objective, and Paragraph #2 sets forth how said method is to be implemented (as stated in that paragraph, it is "For purposes of implementing this resolution..."). Therefore, the Staff should not concur with the Company's view that the Proposal somehow constitutes "multiple" proposals.

IV. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible arguments the Proponent may have, we respectfully submit that the Company has failed to meet its burden of persuasion under Rules 14a-8(c) and 14a-8(i)(7), and thus the Staff should not concur that the Company may omit the Proponent's Proposal from its Proxy Materials.

If the Staff disagrees with our analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to speak with the Staff by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (212) 806-5883 or by email at: jburke@stroock.com or Jeffrey Lowenthal in this office at (212) 806-5509 or by email at: jlowenthal@stroock.com if we can be of any further assistance in this matter.

Respectfully yours,

Jonathan Burke

Enclosures

cc: Steve Groom, Esq.
Scott Craddock, Esq.
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37013

William J. Cernius, Esq.
Daniel E. Rees, Esq.
Latham & Watkins
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626-1925

Alex Friedmann
5331 Mt. View Road #130
Antioch, TN 37013

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM&WATKINS LLP

January 15, 2014

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Stockholder Proposal to Corrections Corporation of America from Alex Friedmann**

Ladies and Gentlemen:

On behalf of our client, this letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Corrections Corporation of America (the "Company") has received a stockholder proposal, attached hereto as Exhibit A (the "Proposal"), from Alex Friedmann (the "Proponent") for inclusion in the Company's proxy statement for its 2014 annual meeting of stockholders. The Company hereby advises the staff (the "Staff") of the Division of Corporation Finance that it intends to exclude the Proposal from its proxy statement for the 2014 annual meeting of stockholders (the "Proxy Materials"). The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal on the following grounds:

(i) pursuant to Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business matters; and

(ii) pursuant to Rule 14a-8(c), as the Proposal contains multiple proposals.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

Pursuant to Rule 14a-8(j)(1), we are submitting this letter not less than 80 days before the Company intends to file its Proxy Materials.

I. The Stockholder Proposal and the Company

1. The Proposal

The Proposal submitted for inclusion in the Proxy Materials is a resolution proposed for adoption by the stockholders requesting that the Board of Directors of the Company (the "Board") (i) revise the Company's future contracting practices for contracts between the Company and third-party providers of Inmate Telephone Services ("ITS") so as not to accept commissions, and to give the greatest consideration to the "overall lowest ITS charges" when evaluating future Company ITS contracts and (ii) review and revise the Company's existing ITS contracts to eliminate commissions, and to give the greatest consideration to the "overall lowest ITS charges."

2. The Company

The Company is the nation's largest owner of privatized correctional and detention facilities and one of the largest prison operators in the United States. The Company currently operates 69 correctional and detention facilities, including 53 facilities that it owns or controls, with a total design capacity of approximately 90,000 beds in 19 states and the District of Columbia.

The Company specializes in owning, operating and managing prisons and other correctional facilities and providing inmate residential and prisoner transportation services for federal, state, and local governmental agencies, who are the Company's customers. In addition to providing the fundamental residential services relating to inmates, the Company's facilities offer a variety of rehabilitation and educational programs, including basic education, religious services, life skills and employment training and substance abuse treatment. These services are intended to help reduce recidivism and to prepare inmates for their successful reentry into society upon their release. The Company also provides health care (including medical, dental, and mental health services), food services, and work and recreational programs.

As a typical component of its contractual obligations to its governmental agency customers, the Company provides access to telephone services at its facilities. To fulfill these obligations, the Company enters into contracts with ITS providers that meet facility needs and the various requests and needs of specific customers and that may provide for receipt by the Company of an agreed upon portion of the ITS provider's proceeds from providing services under the contract (typically referred to as a "commission"). For example, some of the Company's contracts with its customers dictate that all or a portion of any commission be credited to the governmental agency customer or be used to fund inmate communication programs and other inmate welfare programs. Commissions may also offset costs associated with providing ITS, including costs associated with ensuring the security of the Company's facilities.

Various regulations apply to the Company's ITS contracts and telephone services and recently, the Federal Communications Commission ("FCC") adopted a Final Rule that when effective, will put in place additional regulations on inmate calling services. *See 78 FR 67956*

(November 13, 2013).[1] As part of its operations, the Company is focused on ensuring that its ITS contracts and telephone services are in compliance with all applicable regulations.

II. Grounds for Exclusion

The Company intends to exclude this Proposal from its Proxy Materials and respectfully requests that the Staff concur that the Company may exclude the Proposal on the following grounds.

A. Rule 14a-8(i)(7) – The Proposal May be Excluded Because it Relates to the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) permits a company to exclude a proposal from its proxy materials that deals with matters relating to a company's ordinary business operations. Not only does the subject matter of the Proposal fall within the ordinary business of the Company, but the Proposal seeks to micro-manage the responsibilities of the officers and employees of the Company. This Proposal, if adopted, would require the Company to change its future contracting practices with both its customers and with ITS providers, and existing contracts with ITS providers by requiring the Company to (i) not accept commissions from ITS providers and (ii) place the greatest weight on lowest phone charges when evaluating ITS contracts. The Proposal is excludable under Rule 14a-8(i)(7) because the control and decision-making over standard business contracts with third-party suppliers is a key part of the Company's ordinary business matters. These contracts, specifically their negotiation and terms, are part of the overall day-to-day operations of management.

1. The Proposal Concerns the Setting of Prices and Terms of Certain Third-Party Contracts, Which is Part of the Company's Ordinary Course of Business.

The Staff has consistently allowed the exclusion of proposals similar to the subject matter of the Proponent's, stating that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis." *Ford Motor Co.* (January 31, 2011). In *Ford Motor Co.* (January 31, 2011), the Staff agreed with Ford's exclusion of a stockholder proposal requesting Ford to provide a spare tire and mounting hardware at manufacturing cost to all stockholders purchasing a new vehicle. Ford argued that the proposal should be excluded and the Staff concurred because decisions relating to the pricing of its products are fundamental to management's ability to control the day-to-day business operations of its company. *See also Western Union Co.* (Mar. 7, 2007) (proposal requesting the board to undertake a special review of the company's remittance practices, including a review of the company's pricing structure, could be excluded as ordinary business of the company, specifically "the prices charged by the company"); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (proposal concerning rental pricing policies could be excluded because "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Walt Disney Company* (November 15, 2005) (proposal requesting discounts on company

[1] In its Report and Order and Further Notice of Proposed Rulemaking preceding the Final Rule, the FCC also indicated that it intends to undertake additional rulemaking in this area. See FCC 13-113 (September 26, 2013).

products and services for stockholders that owned more than 100 shares may be excluded as relating to the company's ordinary business operations).

Here, while the Proposal does not *directly* seek to set the price of the Company's correctional and detention services (*i.e.*, the service ultimately sold by the Company), the Proposal would affect the price and terms of contracts with third-party ITS suppliers and its governmental agency customers. These ITS contracts are an essential component of the Company's provision of correctional and detention services and are factored into the Company's pricing models and contractual relationships with its governmental agency customers. Therefore, this proposal would indirectly affect the prices for the Company's services which the Staff has repeatedly agreed falls under the ordinary course of business.

2. The Serious Nature of the Company's Business Does Not Prevent the Proposal's Exclusion Under Rule 14a-8(i)(7).

As a provider of privatized correctional and detention facilities, many routine aspects of the Company's day-to-day business may touch on public policy concerns. However, the fact that a proposal may touch upon a matter with public policy implications does not remove it from the realm of ordinary business matters. If this were not the case, proposals regarding any aspect of the Company's ordinary business could not be excluded under Rule 14a-8(i)(7). As such, companies have excluded, with the Staff's agreement, proposals that touch on public policy concerns but attempt to micro-manage a company's ordinary business operations. Numerous SEC No-action correspondence in considering public policy matters, demonstrate that the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would impermissibly deal with matters of the company's internal business operations, planning and strategy. *See Marriott International, Inc.* (March 17, 2010) (proposal asking Marriott to test and install showerheads that use limited amounts of water was properly excluded because the Staff concluded that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate"); In *JPMorgan Chase & Co.* (March 12, 2010), the Staff permitted the exclusion of a proposal seeking to bar financing for companies engaged in mountain top removal coal mining because it addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JPMorgan Chase's decisions to extend credit or provide other financial services to particular types of customers."

Similar to the circumstances described above, although the proposal relates to an aspect of the Company's day-to-day business that may touch upon public policy concerns, the Proposal seeks to limit specific business operations and strategy of the Company and micro-manage the day-to-day business activities of making, negotiating and revising the terms and prices in ordinary course contracts with third-parties.

3. The Proposal is Excludable Under Rule 14a-8(i)(7) Because it Relates to the Company's Choice of Processes.

The Proposal may be excluded under Rule 14a-8(i)(7) because it seeks to dictate the Company's choice of processes in providing telephone services. The Staff has agreed with the exclusion under Rule 14a-8(i)(7) of shareholder proposals seeking to *dictate* the terms of a company's financing arrangements or choice of processes and technologies used in the preparation of a company's products or services, as relating to a company's ordinary business operations. *See Irvine Sensors Corp.* (January 2, 2001) (concurring in the exclusion of a proposal that related to the *terms* upon which capital is raised); *Vishay Intertechnology, Inc.* (March 28, 2008) (concurring that the company could exclude a shareholder proposal requesting that the company pay off an existing convertible note). *See CSX Corp.* (Jan. 24, 2011)(concurring with the exclusion of a shareholder proposal requesting that a shipping company develop a power conversion system for its locomotives, based on fuel cell power because the proposal dealt with choice of processes and technologies); *WPS Resources Corp.* (Feb. 16, 2001)(concurring with the exclusion of a shareholder proposal requesting that a utility company develop new co-generation facilities and improve energy *efficiency* because the proposal dealt with choice of technologies).

In sum, the Proposal seeks to probe too deeply into the control and day-to-day decision-making of the Company's management and employees over contracts with third-party suppliers. These functions should not be micro-managed by stockholders. A routine business process such as this does not transcend the day-to-day business of the Company so significantly as to be appropriate for a shareholder vote. If adopted, the Proposal would require the Company to revise its existing ITS contracts and aspects of its business processes in favor of the business process requested in the proposal. In addition, this Proposal would impact the financial management of the Company. All of these reasons demonstrate that the Proposal can be properly excluded under Rule 14a-8(i)(7).

B. Rule 14a-8(c) – The Proposal May be Excluded Because it Contains Multiple Proposals

The Company may exclude the Proposal from the Proxy Materials because the Proponent has combined multiple stockholder proposals into a single proposal in violation of Rule 14a-8(c), which provides that a stockholder may submit only *one* proposal per stockholder meeting. The Company received a proposal, attached hereto as Exhibit B (the "Original Proposal"), from the Proponent on November 26, 2013. In a letter sent on December 9, 2013, attached hereto as Exhibit C (the "Deficiency Letter"), the Company notified the Proponent that his submission did not comply with Rule 14a-8(c) and that the Proponent could correct this procedural deficiency by submitting a revised proposal. In an attempt to remedy this deficiency, Mr. Friedmann submitted the Proposal on December 23, 2013 (see Exhibit A), which still did not comply with Rule 14a-8(c).

The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, in *Parker-Hannifin Corp.* (Sept. 4, 2009), the stockholder submitted a multi-part proposal regarding the general subject matter of executive compensation. The proposal requested that stockholders periodically vote to approve executive compensation and described the ballot to be used, and requested a periodic forum for stockholders and management to discuss executive compensation. The company argued and the Staff agreed that the proposal contained separate and distinct elements and thus the entire proposal could be excluded under Rule 14a-8(c).

The Staff also came to a similar conclusion in *Centra Software, Inc.* (Mar. 31, 2003) where a shareholder made a proposal regarding the general subject of corporate governance. The proposal requested two different amendments to the company's bylaws, one requiring separate meetings of the independent directors and the other requiring that the chairman of the board not be a company officer or employee. The company argued that the proposals would amend different provisions of the bylaws and were therefore unrelated and the Staff concurred. *See also, General Motors Corp.* (Apr. 9, 2007) (concurring in the exclusion of a proposal seeking stockholder approval for a restructuring of the company through a series of transactions); *PG&E Corp.* (Mar. 11, 2010) (concurring in the exclusion of a proposal asking the company to mitigate potential risks discovered by studies of a power plant site, defer any request for or expenditure of funds for license renewal at the site and not increase production of certain waste at the site, because "the proposal relating to license renewal involve[d] a separate and distinct matter from the proposals relating to mitigating risks and production level").

Like the proposals discussed above, this Proposal may be excluded under Rule 14a-8(c) because, even though its multiple proposals relate to the general subject matter of the Company's ITS contracts, <u>the Proposal clearly has several separate and distinct requirements</u>. Paragraph #1 of the Proposal requests that the Board ***revise the Company's future contracting practices*** so as not to accept commissions on future ITS contracts <u>and</u> to give the greatest consideration to the "overall lowest ITS charges" when evaluating future ITS contracts. Paragraph #2 of the Proposal then requests that the Board ***review currently existing ITS contracts*** <u>and</u> implement changes discussed in Paragraph #1 to existing contracts within 180 days after the Company's 2014 annual shareholder meeting. These separate paragraphs require the Company to take different actions, affect different persons and contracts, and address different concerns raised by the Proponent. Paragraph #1 requests a change to future contracting practices while Paragraph #2 requests amendments to existing contracts, which would require the negotiation with and agreement of its third-party ITS providers.

Moreover, the Proposal makes two distinct requests that could be at odds for ***how*** the Company should change its future contracting practices and existing contracts with ITS providers. It requests that the Company (i) definitively not accept commissions from ITS providers and (ii) place the greatest weight on "overall lowest ITS charges" when evaluating ITS contracts as determined by "the overall lowest ITS connection fees or surcharges, per-minute rates and account-related fees." In addition, it is unclear if the Company will be able to satisfy both of these distinct contracting guidelines, and if unable to satisfy both, how the Company should resolve a potential conflict. For example, an existing contract might provide a commission to the Company, but that existing contract might also provide lower ITS charges than any potential replacement contract. For these reasons, the entire Proposal may properly be excluded from the Company's 2014 Proxy Materials under Rule 14a-8(c).

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact me at william.cernius@lw.com or (714) 755-8172 or Daniel Rees of Latham & Watkins LLP at daniel.rees@lw.com or (714) 755-2244 to discuss any questions you may have regarding this matter.

Very truly yours,

William J. Cernius
of Latham & Watkins LLP

Enclosures

cc: Alex Friedmann, Stockholder of Corrections Corporation of America
Steve Groom, Corrections Corporation of America
Scott Craddock, Corrections Corporation of America

<u>Exhibit A</u>

Proposal from Alex Friedmann

RESOLUTION

WHEREAS: Excessive phone rates for calls made by prisoners (Inmate Telephone Services or "ITS") constitute a significant social policy issue that impacts prisoners, their families and our communities.[1]

Studies indicate that prisoners who maintain close connections with their families have a lesser chance of reoffending after release,[2] thereby reducing recidivism.[3] However, high ITS rates impose a financial burden that impedes such connections.[4] Lower ITS rates would facilitate more communication between prisoners and their families and children (an estimated 2.7 million children have an incarcerated parent).[5]

Further, approximately 84% of immigrant detainees are not represented by counsel[6] and rely on phone calls to obtain vital evidence in immigration proceedings. Lower phone rates would provide detainees greater access to their families, consulates and legal resources.

ITS rates are typically much higher than non-ITS phone rates, partly due to commissions paid by ITS providers to corrections agencies or operators based on a percentage of ITS revenue, a flat fee, per-prisoner charge or other basis ("Commissions").[7] For example, one facility operated by Corrections Corporation of America (the "Company") receives a Commission of 48% of ITS revenue, and a *15-minute* call from that facility can cost as much as *$9.75*.[8]

Eight states have banned all or most ITS Commissions for their Departments of Correction, typically resulting in lower ITS rates.[9]

Tens of thousands of people have urged the Federal Communications Commission to regulate ITS costs,[10] and in September 2013 the FCC ordered a limited cap on ITS rates for long-distance calls.[11] However, a vast majority of prisoner phone calls are in-state (intrastate) and thus remain unregulated.[12]

---

1 http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20april%202011%20prison%20phone%20cover%20story%20revised.pdf

2 http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20letters%20to%20fcc%20combined.pdf

3 www.niagarafallsreporter.com/Stories/2013/Nov5/morephones.html

4 www.pewstates.org/projects/stateline/headlines/costly-prison-phone-calls-frustrate-families-85899435510

5 http://www.pewresearch.org/fact-tank/2013/06/21/sesame-street-reaches-out-to-2-7-million-american-children-with-an-incarcerated-parent/

6 www.vera.org/sites/default/files/resources/downloads/LOP_Evaluation_May2008_final.pdf

7 https://www.prisonlegalnews.org/25643_displayArticle.aspx

8 https://www.prisonlegalnews.org/includes/_public/_publications/telephones/cca%20silverdale%20phone%20contract.pdf

9 http://prisonphonejustice.org/

10 http://nationinside.org/campaign/prison-phone-justice/press/as-comment-deadline-closes-hundreds-of-prisoners-plead-to-the-fcc-for-relie/

11 https://www.prisonlegalnews.org/25544_displayArticle.aspx

12 http://transition.fcc.gov/Daily_Releases/Daily_Business/2013/db1121/DA-13-2236A1.pdf

RESOLVED: That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions related to ITS contracts at correctional and detention facilities ("Facilities") operated by the Company, to facilitate communication between prisoners/detainees and their families by reducing ITS costs:

1. That with respect to the Company's ITS contracts, the Company shall not accept Commissions; rather, when evaluating and entering into ITS contracts, the Company shall give the greatest consideration to the overall lowest ITS charges among the factors that it considers. When evaluating "overall lowest ITS charges," the Company shall give the greatest consideration to the overall lowest ITS connection fees or surcharges, per-minute rates and account-related fees.

2. For purposes of implementing this resolution, within 90 days after the 2014 annual shareholder meeting, the Company shall evaluate its existing ITS contracts for compliance with the above provision, and to the extent any such contracts are not in compliance, and without breaching the terms of existing contractual obligations, the Company shall take any necessary lawful actions to implement the above provision for all non-compliant contracts within 90 days after the 90-day evaluation period.

Exhibit B

Original Proposal from Alex Friedmann

PRISON LEGAL NEWS

Dedicated to Protecting Human Rights

www.prisonlegalnews.org

Please Reply to Tennessee Office:

afriedmann@prisonlegalnews.org

Direct Dial: 615-495-6568
5331 Mt. View Rd. #130
Antioch, TN 37013

November 26, 2013

SENT VIA EMAIL AND HAND DELIVERED

Corrections Corporation of America
Attn: Secretary
10 Burton Hills Boulevard
Nashville, TN 37215

Re: Shareholder Proposal for 2014 Proxy Statement

Dear Secretary:

As a beneficial owner of common stock of Corrections Corporation of America ("CCA"), I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for CCA's annual meeting of shareholders in 2014, in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"). I am the beneficial owner of at least $2,000 in market value of CCA common stock. I have held these securities for more than one year as of the date hereof and will continue to hold at least the requisite number of shares for a resolution through the date of the annual meeting of shareholders. I have enclosed a copy of a Proof of Ownership letter from Scottrade.

I or a representative will attend the annual meeting to move the resolution as required.

Please communicate with my counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP, should you need any further information. If CCA will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my counsel of this intention within 14 days of your receipt of this proposal. Mr. Lowenthal may be reached at Stroock & Stroock & Lavan LLP, by telephone at 212-806-5509 or by e-mail at jlowenthal@stroock.com.

Sincerely,

Alex Friedmann

Enclosures

Scottrade

MEMBER FINRA/SIPC

2817 West End Ave Ste 135
Nashville, TN 37203-1463
615-340-7740 • 1-877-349-1980

November 26, 2013

Alex Friedmann

FISMA & OMB Memorandum M-07-16

Re: Scottrade A***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

Scottrade is a brokerage firm registered with the SEC and FINRA. Through us, Mr. Alex Friedmann Accoun***FISMA & OMB Memorandum M-07-16***nuously held no less than 191 shares of Corrections Corporation of America, Inc. common stock (NYSE: CXW), CUSIP number 22025Y407, since at least March 25, 2010 to the present date. We in turn hold those shares through Depository Trust Corporation (DTC) in an account under the name of Scottrade.

If you have any questions, please contact our branch office directly at 615-340-7740 or toll free at 877-349-1980.

Sincerely,

Ed Ownby

Ed Ownby
Investment Consultant

RESOLUTION

WHEREAS: Excessive phone rates for calls made by prisoners (Inmate Telephone Services or "ITS") constitute a significant social policy issue that impacts prisoners, their families and our communities.[1]

Studies indicate that prisoners who maintain close connections with their families have a lesser chance of reoffending after release,[2] thereby reducing recidivism.[3] However, high ITS rates impose a financial burden that impedes such connections.[4] Lower ITS rates would facilitate more communication between prisoners and their families and children (an estimated 2.7 million children have an incarcerated parent).[5]

Further, approximately 84% of immigrant detainees are not represented by counsel[6] and rely on phone calls to obtain vital evidence in immigration proceedings. Lower phone rates would provide detainees greater access to their families, consulates and legal resources.

ITS rates are typically much higher than non-ITS phone rates, partly due to commissions paid by ITS providers to corrections agencies or operators based on a percentage of ITS revenue, a flat fee, per-prisoner charge or other basis ("Commissions").[7] For example, one facility operated by Corrections Corporation of America (the "Company") receives a Commission of 48% of ITS revenue, and a *15-minute* call from that facility can cost as much as *$9.75*.[8]

Eight states have banned all or most ITS Commissions for their Departments of Correction, typically resulting in lower ITS rates.[9]

Tens of thousands of people have urged the Federal Communications Commission to regulate ITS costs,[10] and in September 2013 the FCC ordered a limited cap on ITS rates for long-distance calls.[11] However, a vast majority of prisoner phone calls are in-state (intrastate) and thus remain unregulated.[12]

---

[1] http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20april%202011%20prison%20phone%20cover%20story%20revised.pdf
[2] http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20letters%20to%20fcc%20combined.pdf
[3] www.niagarafallsreporter.com/Stories/2013/Nov5/morephones.html
[4] www.pewstates.org/projects/stateline/headlines/costly-prison-phone-calls-frustrate-families-85899435510
[5] www.pewresearch.org/fact-tank/2013/06/21/sesame-street-reaches-out-to-2-7-million-american-children-with-an-incarcerated-parent/
[6] www.vera.org/sites/default/files/resources/downloads/LOP_Evaluation_May2008_final.pdf
[7] www.prisonlegalnews.org/25643_displayArticle.aspx
[8] www.prisonlegalnews.org/includes/_public/_publications/telephones/cca%20silverdale%20phone%20contract.pdf
[9] http://prisonphonejustice.org/
[10] http://nationinside.org/campaign/prison-phone-justice/press/as-comment-deadline-closes-hundreds-of-prisoners-plead-to-the-fcc-for-relie/
[11] https://www.prisonlegalnews.org/25544_displayArticle.aspx
[12] http://transition.fcc.gov/Daily_Releases/Daily_Business/2013/db1121/DA-13-2236A1.pdf

RESOLVED: That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions related to ITS contracts at correctional and detention facilities ("Facilities") operated by the Company, to facilitate communication between prisoners/detainees and their families by reducing ITS costs:

1. That when the Company contracts with ITS providers, the Company shall not accept Commissions at its Facilities.

2. That when the Company contracts with ITS providers, the Company shall give the greatest consideration to the overall lowest ITS phone charges among the factors it considers when evaluating and entering into ITS contracts. When evaluating ITS phone charges, the Company shall give the greatest consideration to the overall lowest ITS connection fees or surcharges, per-minute rates and account-related fees.

3. That within 90 days after the 2014 annual shareholder meeting, the Company shall evaluate its existing ITS contracts for compliance with above provisions (1) and (2), and to the extent any such ITS contracts are not in compliance, the Company shall implement above provisions (1) and (2) for all such contracts within 90 days after said 90-day evaluation period.

4. That beginning in 2014, within 30 days after the Company's annual shareholder meeting, the Company shall report to shareholders the ITS phone rates, Commission percentages and Commission payments for each of its Facilities during the preceding calendar year.

<u>Exhibit C</u>

Deficiency Letter from Company to Alex Friedmann

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM&WATKINS LLP

December 9, 2013

SENT VIA FEDEX

Jeffrey S. Lowenthal, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038-4982

Re: Shareholder Proposal

Dear Mr. Lowenthal:

On November 26, 2013, Corrections Corporation of America (the "Company") received a letter from Alex Friedmann, submitting a shareholder proposal (the "Proposal") for consideration at the Company's 2014 annual meeting of shareholders.

The letter indicates that Mr. Friedmann intended for the Proposal to meet the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), including the requirement that Mr. Friedmann submit no more than one proposal to the Company for a particular shareholders' meeting (Rule 14a-8(c)) and that the Proposal not exceed 500 words (Rule 14a-8(d)). The Proposal has combined different proposals into a single proposal in violation of Rule 14a-8(c). In addition, the Proposal exceeds 500 words in violation of Rule 14a-8(d).

In order for Mr. Friedman to meet the requirements of Rule 14a-8(c), he must submit no more than one proposal to the Company for the 2014 annual meeting. Please submit a revised proposal that meets the requirements of Rule 14a-8(c) by indicating which proposal Mr. Friedmann would like to submit and which proposal he would like to withdraw in order to cure the defect. In order for the Proposal to meet the requirements of Rule 14a-8(d), the Proposal may not exceed 500 words. Please submit a revised proposal that meets the requirements of Rule 14a-8(d) by reducing the number of words in the Proposal to 500 words or less in order to cure the defect.

LATHAM&WATKINS LLP

In order for the Proposal to be properly submitted, Mr. Friedmann must submit no more than one proposal that does not exceed 500 words to the Company as required by Rules 14a-8(c) and (d). To comply with Rule 14a-8(f), Mr. Friedmann must postmark or transmit his response to this notice of procedural defect within 14 calendar days of receiving this notice. For your and Mr. Friedmann's reference, we have attached a copy of Rule 14a-8 regarding shareholder proposals.

Please note that the Company has made no inquiry as to whether or not the Proposal, if properly submitted, may be excluded pursuant to Rule 14a-8(i). It will make such a determination once the Proposal has been properly submitted.

Please do not hesitate to contact me at 714-755-2244 if you have any questions with respect to this letter.

Sincerely,

Daniel E. Rees

Daniel E. Rees

cc via email:

Alex Friedman, Human Rights Defense Center
Steven E. Groom, Corrections Corporation of America
Scott Craddock, Corrections Corporation of America
Bill Cernius, Latham & Watkins LLP

Enclosure

Pages 45 through 50 redacted for the following reasons:
- -
FISMA & OMB MEMORANDUM M-07-16